Filed pursuant to Rule 424(b)(3)

File No. 333-278477 and 333-258155

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 7 DATED SEPTEMBER 20, 2024

TO THE PROSPECTUS DATED APRIL 2, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 2, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

•	to disclose that the Company priced a collateralized loan obligation transaction; and

•	to disclose the Company’s 2029 Notes Offering.

Merlin Funding Credit Facility

As previously disclosed, on October 6, 2023, Merlin Funding LLC (“Merlin Funding”), a wholly owned, consolidated subsidiary of the Company, entered into a credit facility (the “Merlin Funding Credit Facility”), among Merlin Funding, as borrower, Morgan Stanley Senior Funding, Inc., as administrative agent and as a lender, and Deutsche Bank National Trust Company, as collateral agent, account bank and collateral custodian. On August 21, 2024, the Company priced a collateralized loan obligation transaction that is expected to close on October 9, 2024 (the “ADS CLO 1 Transaction”), whereby Merlin Funding is expected to issue $754,700,000 in notes collateralized by the assets held by Merlin Funding and for which the Company will act as collateral manager. In connection with the ADS CLO 1 Transaction, the Merlin Funding Credit Facility is expected to be paid in full and terminated.

2029 Notes Offering

On September 19, 2024, the Company issued $350 million in aggregate principal amount of 6.900% notes due 2029 (the “New 2029 Notes”) under the Company’s indenture with U.S. Bank Trust Company, National Association dated as of March 21, 2024, and first supplemental indenture, dated as of March 21, 2024 (together, the “Indenture”). The New 2029 Notes were issued in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The New 2029 Notes will mature on April 13, 2029 and may be redeemed in whole or in part at the Company’s option at any time at par value plus a “make-whole” premium.

The New 2029 Notes were issued as “Additional Notes” under the Indenture and have identical terms to the Company’s $650 million of aggregate principal amount of 6.900% notes due 2029 that were issued on March 21, 2024 (the “Existing Notes”), other than the issue date and the issue price. The New 2029 Notes will be treated as a single class of notes with the Existing Notes for all purposes under the Indenture.

The Company expects to use the net proceeds of the offering for general corporate purposes of the Company and the Company’s subsidiaries and/or to repay indebtedness, including under the Company’s revolving credit facility.